April 5, 2006

Mayer, Brown, Rowe & Maw LLP

700 Louisiana Street

Suite 3600

Houston, Texas 77002-2730

Main Tel (713) 221-1651

Main Fax (713) 224-6410

www.mayerbrownrowe.com

Elefteris Velesiotis

Direct Tel (713) 547-9653

Direct Fax (713) 632-1846

evelesiotis@mayerbrownrowe.com

Via email and EDGAR Mr. Jeffrey Werbitt, Esquire Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Dynegy Inc.
Schedule TO-I
Filed on March 16, 2005
File No. 005-46541
Registration Statement on Form S-4
Filed March 15, 2005
File No. 333-132454

Dear Mr. Werbitt:

On behalf of Dynegy Inc., the following are our responses to your comment letter dated March 29, 2006. Set forth below are your comments numbered 1 through 6, and responses to the comments.

The Company is simultaneously filing via EDGAR an Amendment No. 1 to the above-referenced Form S-4 to reflect the changes described below. We are also sending to you by email a black-lined version of such Amendment No. 1, marked to reflect the changes made to such Form S-4 filed with the SEC on March 15, 2006. The Company is also simultaneously filing via EDGAR an Amendment No. 3 to the above-referenced Schedule TO-I.

Registration Statement on Form S-4

Conditions to the Offer and Consent Solicitation, page 43

1.	You disclose that Dynegy may delay the acceptance for conversion and payment of Offer Consideration if any of the listed conditions have occurred. However, it is unclear under what circumstances Dynegy could delay the acceptance for conversion and payment of Offer Consideration. In this regard, other than those conditions dependent upon the receipt of government approvals, all conditions must be satisfied or waived prior to expiration of the Offer. Please confirm your understanding and revise your prospectus accordingly.

Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles New York Palo Alto Paris Washington, D.C.

Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mr. Jeffrey Werbitt

Securities and Exchange Commission

April 5, 2006

We confirm our understanding of your position regarding the satisfaction or waiver of conditions. We have revised the prospectus to clarify that Dynegy may delay the acceptance for conversion and payment of Offer Consideration only if any of the listed conditions (other than those relating to governmental approvals) occurs prior to the expiration of the Offer.

2.	A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please amend the following provisions to satisfy these requirements:

•	Revise your conditions to avoid the term “threatened,” as it is unclear how a “threatened” event can be objectively determined;

In response to your comment, we have revised the prospectus to clarify that only “threats” in writing, which may be objectively determined, form part of the Company’s conditions to the Offer.

•	Avoid the use of vague terms, such as “could,” and revise to eliminate references to events that may “indirectly” affect the Offer;

We have replaced the term “could” with the text “would or would be reasonably likely to” where applicable, and we have deleted the term “indirectly” where applicable.

•	We note your reference to “contemplated benefits.” All Offer conditions must be clearly set forth in the Offer to exchange so that a security holder can reasonably determine whether a condition has been “triggered.” In this regard, it is not clear what the “contemplated benefits” of your Offer are. Please expand to describe them.

We have added a reference to the section of the prospectus where such “contemplated benefits” are discussed.

Material United States Federal Income Tax Consequences, page 58

3.	We note that in describing the tax consequences of the conversion pursuant to the Offer, you disclose “that the matter is not free from doubt,” and that you have described what the tax consequences “should” be. To the extent possible, revise this section to unequivocally state the federal tax consequences of the transaction. If counsel cannot provide an unequivocal opinion with respect to a1l the tax consequences of the transaction, revise: (1) to disclose that counsel cannot opine

Mr. Jeffrey Werbitt

Securities and Exchange Commission

April 5, 2006

on the material federal tax consequences; (2) to explain why counsel is not able to opine on the material federal income tax consequences; (3) to describe the degree of uncertainty in the opinion; and (4) to clarify your disclosure of the possible outcomes and risks to investors. Eliminate uncertain descriptions such as “generally” and “in general.” Further, provide a risk factor to clarify the risks involved in this uncertainty and highlight these risks in your summary term sheet.

In response to your comment, we have deleted the words “Although the matter is not free from doubt”. We cannot give an “unequivocal”, i.e., “unqualified” opinion because we do not believe the law supports such an “unequivocal” opinion. We have in fact opined on the matter by stating that the conversion “should” be treated for U.S. federal income tax purposes as a “recapitalization”. This “should” opinion is a fairly customary type of opinion in taxation and generally is thought to be a fairly strong opinion, one that is stronger than other opinion formulations, e.g., “more likely than not” or “reasonable basis”, except for an “unequivocal or unqualified opinion”. The reason why the “unequivocal” opinion on recapitalization cannot be given is expressed in the second paragraph under “U.S. Federal Income Tax Consequences of Conversion Pursuant to the Offer” to which we have added language as further explanation.

We have revised the summary on page 8 under “Federal Income Tax Consequences” by deleting the words “Although not free from doubt” in the first sentence, and to highlight the risks, added the sentence “The IRS may take the position that the conversion pursuant to the Offer is not a recapitalization but instead a conversion of the Debentures pursuant to their terms and that the entire Premium in that circumstance would be recognized as ordinary income”.

We have also added the following risk factor under “Risk Factors – Risks Related to the Offer”.

The IRS may take the position that a conversion pursuant to the Offer is not a recapitalization for U.S. federal income tax purposes.

It is the opinion of the Company’s counsel, Mayer, Brown, Rowe & Maw LLP, that the tender of the Debentures in exchange for the Conversion Consideration and Class A common stock should be treated for U.S. federal income tax purposes as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code in which an amount not in excess of the Premium generally would be capital gain (except to the extent of any accrued market discount) as more fully described herein under “Material United States Federal Income Tax Consequences – U.S. Federal Income Tax Consequences of Conversion Pursuant to the Offer”. However, as further explained in that section, the IRS may take the position that the conversion pursuant to the offer is not a recapitalization for U.S. federal income tax expenses but instead a conversion of the Debentures pursuant to their terms and that the entire Premium in that circumstance would be recognized as ordinary income for U.S. federal income tax expenses.

Mr. Jeffrey Werbitt

Securities and Exchange Commission

April 5, 2006

Also, with respect to your phone comment regarding the meaning of the paragraph on page 59 of the tax disclosure concerning the status of the Debentures as indebtedness for U.S. federal income tax purposes, our response is as follows: The status of debentures, including the Debentures, as indebtedness for U.S. federal income taxes purposes depends on the facts and circumstances at the time the debentures, including the Debentures, are/were issued with respect to the terms of the debentures, the capital structure of the issuer and the expectation of payment of the debentures according to their terms. Accordingly, the determination of whether debentures are indebtedness for U.S. federal income tax purposes and normally any opinion concerning such status is made concurrently with the issuance of the debentures. A determination was made by the issuer of the Debentures at the time the Debentures were issued that the Debentures did constitute debt for U.S. federal income tax purposes and the issuer has treated the Debentures in that manner. The paragraph on page 59 concerning the status of the Debentures for U.S. federal income tax purposes simply sets forth such fact together with counsel’s assumption that such treatment is appropriate. We think it is unlikely that the IRS would successfully assert that the Debentures are not indebtedness for U.S. federal tax purposes.

Similarly, your counsel’s opinion regarding the tax consequences to holders who do not participate in the Offer should also be revised. For example, you disclose that a holder of Debentures that continues to hold the Debentures “is not expected to have a taxable event for U.S. federal income purposes as a result of the Offer”. Please revise, to the extent possible, to have your tax opinion unequivocally opine on the tax consequences to holders that do not participate in the Offer.

In response to your comment, we have deleted the words “is not expected to have” and inserted the words “would not have” in the paragraph on page 59 under “Tax Consequences to Holders Who Do Not Participate in the Offer”.

4.	See the immediately preceding comment. In this regard, we note that your tax opinion addresses the tax consequences if the transaction is characterized as a “recapitalization” and if the transaction is not characterized as a “recapitalization.” Your tax opinion should not assume any legal conclusions underlying your opinion. Rather your counsel must opine on whether the transaction will be characterized as a “recapitalization.” Please revise.

In response to this comment, in the first paragraph under the heading “U.S. Federal Income Tax Consequences of Conversion Pursuant to the Offer”, we have deleted the words “Assuming that the Conversion is treated as a recapitalization” and replaced them with the words “Counsel believes that the Debentures constitute “securities” for this purpose. Consistent with counsel’s opinion that the Conversion should be treated as a recapitalization” and added thereafter the words “such recapitalization should have the following results:”.

Mr. Jeffrey Werbitt

Securities and Exchange Commission

April 5, 2006

5.	Eliminate the disclaimer in the last sentence of the first full paragraph on page 60 and any similar disclosure throughout your prospectus. Because security holders are entitled to rely on your tax disclosure, it is inappropriate to include this apparent disclaimer. You may however, recommend that investors consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis.

In response to your comment we have eliminated such disclaimers in the last sentence of the first full paragraph on page 60 and in the last sentence of the second paragraph under “Non-U.S. Holders – Conversion Pursuant to the Offer” on page 60 and have added the word “particular” before the words “tax consequences to you” in the last sentence in the second full paragraph on page 59 and have added the words “with respect to their particular tax consequences” at the end of the second sentence on page 60 under “Non-U.S. Holders” and also on page 62 and the end of the last paragraph under “Information Reporting and Backup Withholding – Non-U.S. Holders”.

Exhibit 8.1

6.	Please revise the language contained in the fourth paragraph of your tax opinion provided by Mayer, Brown, Rowe & Maw LLP to clearly convey that the opinion set forth in the prospectus is the opinion of counsel.

In response to this comment, we have revised the Exhibit 8.1 opinion.

The Company does not believe that the net aggregate effect of the changes, or any individual change, made to the original Form S-4 or Schedule TO in response to your comments materially alters the mix of information previously provided to Debenture holders or would reasonably be likely to change a reasonable Debenture holder’s decision whether or not to tender its Debentures in the Offer. In particular, none of these changes affects the consideration to be paid in, the number of Debentures sought to be converted in, the timing of, or, in any significant way, the conditions to, the Offer.

The additional changes made to the original Form S-4 constitute, primarily, (i) updates to the “Recent Developments” section of the prospectus to account for recent developments regarding our financing transactions (upon which the Offer does not depend), as well as the closing of an asset sale/purchase transaction which we do not consider significant or materially relevant to a Debenture holder’s decision to convert its Debentures, (ii) the addition of a specific cross-reference in the “Selected Historical Consolidated Financial Data” section of the prospectus (which section already refers the reader to the Company’s most recent Annual Report on Form 10-K) to specific information in the 10-K to comply with Instruction 2 of Item 301 of Regulation S-K under the Securities Act, (iii) a few minor clarifications in the footnotes to the financial tables in the “Unaudited Pro Forma Condensed Consolidated Financial Data” section of the prospectus, and (iv) updates to certain information relating to the ownership of our common stock to “bring forward” that information to a recent date.

Although the Company does not believe that there have been any material changes to the information previously provided to Debenture holders, the Company shall mail or otherwise deliver printed copies of a revised prospectus, along with a revised letter of transmittal and related ancillary offer documents, to Debenture holders.

Please do not hesitate to call me at (713) 547-9653 or Robert F. Gray at (713) 546-0522 with any questions regarding the foregoing.

Sincerely,

/s/ Elefteris Velesiotis

Elefteris Velesiotis

cc:	J. Kevin Blodgett, Esquire
Dynegy Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002

Heidi D. Lewis, Esquire
Dynegy Inc.
1000 Louisiana, Suite 1000
Houston, Texas 77002

Mr. Jeffrey Werbitt

Securities and Exchange Commission

April 5, 2006

Robert F. Gray, Jr., Esquire
Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street, Suite 3600
Houston, Texas 77002

Andrew J. Pitts, Esquire
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019